UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Fetters, R. Thomas Jr.
   101 Red Brick Circle
   Lafayette, LA  70503
2. Issuer Name and Ticker or Trading Symbol
   Pease Oil and Gas Company
   WPOG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
    December 12, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
  $0.10 Par Value Common St|N/A   |    | |N/A               |N/A|N/A        |15,000             |D     |                           |
ock                        |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
  $0.10 Par Value Common St|12/04/|P   |V|6,700             |A  |$1.97      |21,700             |D     |                           |
ock                        |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
  $0.10 Par Value Common St|12/04/|P   |V|3,300             |A  |$1.94      |25,000             |D     |                           |
ock                        |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
  Option To Purchase C|$3.44   |N/A  |N/A | |N/A N/A    |A,D|*    |5/30/|Common Stock|50,000 |       |-0-         |D  |            |
ommon Stock           |        |     |    | |           |   |     |02   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
  Option To Purchase C|$3.04   |N/A  |N/A | |N/A N/A    |A,D|03/29|5/30/|Common Stock|50,000 |       |50,000      |D  |            |
ommon Stock           |        |     |    | |           |   |/98  |02   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |50,000      |D  |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
 * These options will vest and become exercisable after one of the following conditions or events: a) the Company's
Board of Directors agrees to accelerate the vesting period; b) the Company's net assets are increased by an amount in excess of $20 million by reason of acquisitions or exploration activities initiated by Mr. Fetters; or c) the Company's net oil and gas reserves are increased by an amount in excess of $20 million by reason of acquisitions or exploration activities initiated by Mr. Fetters.
SIGNATURE OF REPORTING PERSON
/s/ Patrick J. Duncan, Atty-in-Fact for R.Thomas Fetters,Jr.
DATE
  December 12, 1997